EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Bank of Florida N.A. f/k/a Citizens National Bank of Southwest Florida, Naples, Collier County, Florida.

Organized under the laws of the United States.

Florida Trust Company f/k/a Citizens Capital Management, Inc., Naples, Collier County, Florida.

A Florida Corporation.

Bank of Florida, Ft. Lauderdale, Broward County, Florida.

Organized under the laws of the State of Florida.